SECURITIES AND EXCHANGE COMMISSION

Investment Company Act Release No. 30716; File No. 812-14183

Forethought Variable Insurance Trust, et al.; Notice of Application

September 25, 2013

Agency: Securities and Exchange Commission ("Commission").

Action: Notice of an application under section 6(c) of the Investment Company Act of 1940

("Act") for an exemption from section 15(a) of the Act and rule 18f-2 under the Act, as well as

from certain disclosure requirements.

Summary of Application: Applicants request an order that would permit them to enter into and

materially amend sub-advisory agreements with Wholly-Owned Sub-Advisers (as defined below)

and non-affiliated sub-advisers without shareholder approval and would grant relief from certain

disclosure requirements.

Applicants: Forethought Variable Insurance Trust (the "Trust") and Forethought Investment

Advisors, LLC ("FIA").

Filing Dates: The application was filed on July 23, 2013 and amended on September 20, 2013.

Hearing or Notification of Hearing: An order granting the application will be issued unless the

Commission orders a hearing. Interested persons may request a hearing by writing to the

Commission's Secretary and serving applicants with a copy of the request, personally or by mail.

Hearing requests should be received by the Commission by 5:30 p.m. on October 21, 2013, and

should be accompanied by proof of service on applicants, in the form of an affidavit or, for

lawyers, a certificate of service. Hearing requests should state the nature of the writer's interest,

the reason for the request, and the issues contested. Persons who wish to be notified of a hearing

may request notification by writing to the Commission's Secretary.

Addresses: Elizabeth M. Murphy, Secretary, U.S. Securities and Exchange Commission, 100 F

Street, NE, Washington, DC 20549-1090. Applicants, 300 North Meridian St., Suite 1800,

Indianapolis, IN 46204.

For Further Information Contact: Emerson S. Davis, Sr., Senior Counsel, at (202) 551-6868, or

Daniele Marchesani, Branch Chief, at (202) 551-6821 (Division of Investment Management,

Exemptive Applications Office).

Supplementary Information: The following is a summary of the application. The complete

application may be obtained via the Commission's website by searching for the file number or an

applicant using the Company name box, at http://www.sec.gov/search/search.htm or by calling

(202) 551-8090.

Applicants' Representations:

1.   The Trust is organized as a Delaware statutory trust and is registered under the

Act as an open-end management investment company. The Trust may offer one or more series

of shares (each, a "Series") with its own distinct investment objective, strategies, policies and

restrictions. FIA is registered as an investment adviser under the Investment Advisers Act of

1940 ("Advisers Act"). Each Series will have as its investment adviser, FIA, or another

investment adviser controlling, controlled by or under common control with FIA or its

successors (each, an "Adviser").[1] Any future Adviser will also be registered as an investment

adviser under the Advisers Act.[2]

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[1]   For purposes of the requested order, "successor" is limited to an entity that results from a reorganization into another jurisdiction or a change in the type of business organization.

[2]   Applicants request that the relief apply to applicants, as well as to any future Series and any other existing or future registered open-end management investment company or series thereof that (a) is advised by an Adviser, (b) uses the manager of managers structure described in the application ("Manager of Managers Structure"), and (c) complies with the terms and conditions of the application ("Sub-Advised Series"). All registered open-end investment companies that currently intend to rely on the requested order

2.   The Adviser will serve as the investment adviser to each Series pursuant to an investment advisory agreement with the Trust ("Investment Advisory Agreement"). The Investment Advisory Agreement will be approved by the board of trustees of the Trust ("Board"),[3] including a majority of the members of the Board who are not "interested persons," as defined in section 2(a)(19) of the Act, of the Trust, of a Series or the Adviser ("Independent Trustees") and by the shareholders of the relevant Series as required by sections 15(a) and 15(c) of the Act and rule 18f-2 thereunder. The terms of the Investment Advisory Agreement comply with section 15(a) of the Act.

3.   Under the terms of the Investment Advisory Agreement, the Adviser, subject to the supervision of the Board, will provide continuous investment management of the assets of each Series. The Adviser will periodically review each Series' investment objective, policies and strategies, and based on the need of a Series may recommend changes to the investment objective, policies and strategies of the Series for consideration by the Board. For its services to each Series under the Investment Advisory Agreement, the Adviser will receive an advisory fee from that Series based on the average daily net assets of that Series. The Investment Advisory Agreement provides that the Adviser may, subject to the approval of the Board, including a majority of the Independent Trustees, and the shareholders of the applicable Series (if required), delegate portfolio management responsibilities of all or a portion of the assets of a Series to a Sub-Adviser.[4]

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are named as applicants. Any entity that relies on the requested order will do so only in accordance with the terms and conditions contained in the application.

[3]   The term "Board" also includes the board of trustees or directors of a future Series.

[4]   As used herein, a "Sub-Adviser" is (a) an indirect or direct "wholly-owned subsidiary" (as such term is defined in the Act) of the Adviser for that Series; (b) a sister company of the Adviser for that Series that is an indirect or direct "wholly-owned subsidiary" (as such term is defined in the Act) of the same entity that, indirectly or directly, wholly owns the Adviser (each of (a) and (b), a "Wholly-Owned Sub-Adviser"

4. Applicants request an order to permit the Adviser, subject to the approval of the Board, including a majority of the Independent Trustees, to, without obtaining shareholder approval: (i) select Sub-Advisers to manage all or a portion of the assets of a Series and enter into Sub-Advisory Agreements (as defined below) with the Sub-Advisers, and (ii) materially amend Sub-Advisory Agreements with the Sub-Advisers.[5] The requested relief will not extend to any sub-adviser, other than a Wholly-Owned Sub-Adviser, who is an affiliated person, as defined in section 2(a)(3) of the Act, of the Sub-Advised Series, of the Trust, or of the Adviser, other than by reason of serving as a sub-adviser to one or more of the Sub-Advised Series ("Affiliated Sub-Adviser").

5. Pursuant to the terms of the Investment Advisory Agreement, the Adviser will have overall responsibility for the management and investment of each Series' assets. These responsibilities include recommending the removal or replacement of Sub-Advisers, determining the portion of that Sub-Advised Series' assets to be managed by any given Sub-Adviser and reallocating those assets as necessary from time to time.

6. The Adviser will enter into sub-advisory agreements with various Sub-Advisers ("Sub-Advisory Agreements") to provide investment management services to the Sub-Advised Series.[6] The terms of the Sub-Advisory Agreements will comply with the requirements of

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and collectively, the "Wholly-Owned Sub-Advisers"), or (c) not an "affiliated person" (as such term is defined in section 2(a)(3) of the Act) of the applicable Series, the Trust, or the Adviser, except to the extent that an affiliation arises solely because the Sub-Adviser serves as a sub-adviser to a Series (each, a "Non-Affiliated Sub-Adviser").

[5] Shareholder approval will continue to be required for any other sub-adviser change (not otherwise permitted by rule or other action of the Commission or staff) and material amendments to an existing sub-advisory agreement with any sub-adviser other than a Non-Affiliated Sub-Adviser or a Wholly-Owned Sub-Adviser (all such changes referred to as "Ineligible Sub-Adviser Changes").

[6] If the name of any Sub-Advised Series contains the name of a Sub-Adviser, the name of the Adviser that serves as the primary adviser to the Sub-Advised Series, or a trademark or trade name that is owned by that Adviser, will precede the name of the Sub-Adviser.

section 15(a) of the Act and will be approved by the Board, including a majority of the

Independent Trustees, in accordance with sections 15(a) and 15(c) of the Act and rule 18f-2

thereunder. The specific day-to-day investment decisions for each applicable Series will be

made by that Series' Sub-Adviser, which has discretionary authority to invest the assets or a

portion of the assets of that Series subject to the general supervision of the Adviser and the

Board. The Adviser will compensate each Sub-Adviser out of the advisory fees paid to the

Adviser under the Investment Advisory Agreement; in the future, Sub-Advised Series may

directly pay advisory fees to the Sub-Advisers.

7.   Sub-Advised Series will inform shareholders of the hiring of a new Sub-Adviser

pursuant to the following procedures ("Notice and Access Procedures"): (a) within 90 days after

a new Sub-Adviser is hired for any Sub-Advised Series, that Sub-Advised Series will send its

shareholders either a Multi-Manager Notice or a Multi-Manager Notice and Multi-Manager

Information Statement;[7] and (b) the Sub-Advised Series will make the Multi-Manager

Information Statement available on the website identified in the Multi-Manager Notice no later

than when the Multi-Manager Notice (or Multi-Manager Notice and Multi-Manager Information

Statement) is first sent to shareholders, and will maintain it on that website for at least 90 days

thereafter. In the circumstances described in the application, a proxy solicitation to approve the

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[7]   A "Multi-Manager Notice" will be modeled on a Notice of Internet Availability as defined in rule
14a-16 under the Securities Exchange Act of 1934 ("Exchange Act"), and specifically will, among other
things: (a) summarize the relevant information regarding the new Sub-Adviser; (b) inform shareholders that
the Multi-Manager Information Statement is available on a website; (c) provide the website address;
(d) state the time period during which the Multi-Manager Information Statement will remain available on
that website; (e) provide instructions for accessing and printing the Multi-Manager Information Statement;
and (f) instruct the shareholder that a paper or email copy of the Multi-Manager Information Statement may
be obtained, without charge, by contacting the Sub-Advised Series.

A "Multi-Manager Information Statement" will meet the requirements of Regulation 14C, Schedule 14C
and Item 22 of Schedule 14A under the Exchange Act for an information statement, except as modified by
the order to permit Aggregate Fee Disclosure (as defined below). Multi-Manager Information Statements
will be filed with the Commission via the EDGAR system.

appointment of new Sub-Advisers provides no more meaningful information to shareholders than the proposed Multi-Manager Information Statement. Applicants state that each Board would comply with the requirements of sections 15(a) and 15(c) of the Act before entering into or amending a Sub-Advisory Agreement.

8.   Applicants also request an order exempting the Sub-Advised Series from certain disclosure obligations that may require each Sub-Advised Series to disclose fees paid by the Adviser to each Sub-Adviser. Applicants seek relief to permit each Sub-Advised Series to disclose (as a dollar amount and a percentage of the Sub-Advised Series' net assets): (a) the aggregate fees paid to the Adviser and any Wholly-Owned Sub-Advisers; (b) the aggregate fees paid to Non-Affiliated Sub-Advisers; and (c) the fee paid to each Affiliated Sub-Adviser (collectively, the "Aggregate Fee Disclosure").

Applicants' Legal Analysis:

1.   Section 15(a) of the Act states, in part, that it is unlawful for any person to act as an investment adviser to a registered investment company "except pursuant to a written contract, which contract, whether with such registered company or with an investment adviser of such registered company, has been approved by the vote of a majority of the outstanding voting securities of such registered company." Rule 18f-2 under the Act provides that each series or class of stock in a series investment company affected by a matter must approve that matter if the Act requires shareholder approval.

2.   Form N-1A is the registration statement used by open-end investment companies. Item 19(a)(3) of Form N-1A requires a registered investment company to disclose in its statement of additional information the method of computing the "advisory fee payable" by the investment company, including the total dollar amounts that the investment company "paid to the adviser

(aggregated with amounts paid to affiliated advisers, if any), and any advisers who are not affiliated persons of the adviser, under the investment advisory contract for the last three fiscal years."

3.   Rule 20a-1 under the Act requires proxies solicited with respect to a registered investment company to comply with Schedule 14A under the Exchange Act. Items 22(c)(1)(ii), 22(c)(1)(iii), 22(c)(8) and 22(c)(9) of Schedule 14A, taken together, require a proxy statement for a shareholder meeting at which the advisory contract will be voted upon to include the "rate of compensation of the investment adviser," the "aggregate amount of the investment adviser's fee," a description of the "terms of the contract to be acted upon," and, if a change in the advisory fee is proposed, the existing and proposed fees and the difference between the two fees.

4.   Regulation S-X sets forth the requirements for financial statements required to be included as part of a registered investment company's registration statement and shareholder reports filed with the Commission. Sections 6-07(2)(a), (b), and (c) of Regulation S-X require a registered investment company to include in its financial statement information about the investment advisory fees.

5.   Section 6(c) of the Act provides that the Commission by order upon application may conditionally or unconditionally exempt any person, security, or transaction or any class or classes of persons, securities, or transactions from any provisions of the Act, or from any rule thereunder, if such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act. Applicants state that their requested relief meets this standard for the reasons discussed below.

6.　　　Applicants assert that the shareholders expect the Adviser, subject to the review and approval of the Board, to select the Sub-Advisers that are suited to achieve the Series' investment objective. Applicants assert that, from the perspective of the shareholder, the role of the Sub-Adviser is substantially equivalent to the role of the individual portfolio managers employed by an investment adviser to a traditional investment company. Applicants believe that permitting the Adviser to perform the duties for which the shareholders of the Sub-Advised Series are paying the Adviser – the selection, supervision and evaluation of the Sub-Adviser – without incurring unnecessary delays or expenses is appropriate in the interest of the Series' shareholders and will allow the Series to operate more efficiently. Applicants state that the Investment Advisory Agreement will continue to be fully subject to section 15(a) of the Act and rule 18f-2 under the Act and approved by the Board, including a majority of the Independent Trustees, in the manner required by sections 15(a) and 15(c) of the Act. Applicants are not seeking an exemption with respect to the Investment Advisory Agreement.

7.　　　Applicants assert that disclosure of the individual fees that the Adviser or Sub-Advised Series would pay to the Sub-Advisers would not serve any meaningful purpose. Applicants contend that the primary reasons for requiring disclosure of individual fees paid to Sub-Advisers are to inform shareholders of expenses to be charged by a particular Sub-Advised Series and to enable shareholders to compare the fees to those of other comparable investment companies. Applicants believe that the requested relief satisfies these objectives because the advisory fee paid to the Adviser, or the Aggregate Fee Disclosure, in the case of a Sub-Advised Series that directly compensates a Sub-Adviser, will be fully disclosed and, therefore, shareholders will know what the Sub-Advised Series' fees and expenses are and will be able to compare the advisory fees a Sub-Advised Series is charged to those of other investment companies. Applicants assert that the requested disclosure relief would benefit shareholders of the Sub-Advised Series because it would improve the Adviser's ability to negotiate the fees paid to Sub-Advisers. Applicants state that the Adviser may be able to negotiate rates that are below a Sub-Adviser's "posted" amounts if the Adviser is not required to disclose the Sub-Advisers' fees to the public. Applicants submit that the relief requested to use Aggregate Fee Disclosure will encourage Sub-Advisers to negotiate lower sub-advisory fees with the Adviser if the lower fees are not required to be made public.

8.   For the reasons discussed above, applicants submit that the requested relief meets the standards for relief under section 6(c) of the Act. Applicants state that the operation of the Sub-Advised Series in the manner described in the application must be approved by shareholders of a Sub-Advised Series before that Sub-Advised Series may rely on the requested relief. In addition, applicants state that the proposed conditions to the requested relief are designed to address any potential conflicts of interest, including any posed by the use of Wholly-Owned Sub-Advisers, and provide that shareholders are informed when new Sub-Advisers are hired. Applicants assert that conditions 6, 7, 9, 10 and 11 are designed to provide the Board with sufficient independence and the resources and information it needs to monitor and address any conflicts of interest with affiliated persons of the Adviser, including Wholly-Owned Sub-Advisers. Applicants state that, accordingly, they believe the requested relief is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.

Applicants' Conditions:

Applicants agree that any order granting the requested relief will be subject to the following conditions:

1.   Before a Sub-Advised Series may rely on the order requested in the application, the operation of the Sub-Advised Series in the manner described in the application, including the hiring of Wholly-Owned Sub-Advisers, will be approved by a majority of the Sub-Advised Series' outstanding voting securities (or if the Sub-Advised Series serves as a funding medium for any sub-account of a registered separate account, pursuant to voting instructions provided by the unitholders of the sub-account), as defined in the Act, or in the case of a Sub-Advised Series whose public shareholders (or variable contract owners through a registered separate account) purchase shares on the basis of a prospectus containing the disclosure contemplated by condition 2 below, by the sole initial shareholder before offering the Sub-Advised Series' shares to the public (or the variable contract owners through a separate account).

2.   The prospectus for each Sub-Advised Series will disclose the existence, substance, and effect of any order granted pursuant to the application. Each Sub-Advised Series will hold itself out to the public as employing the Manager of Managers Structure. Each prospectus will prominently disclose that the Adviser has the ultimate responsibility, subject to oversight by the Board, to oversee the Sub-Advisers and recommend their hiring, termination and replacement.

3.   The Adviser will provide general management services to each Sub-Advised Series, including overall supervisory responsibility for the general management and investment of the Sub-Advised Series' assets, and, subject to review and approval by the Board, the Adviser will: (a) set the Sub-Advised Series' overall investment strategies; (b) evaluate, select, and recommend Sub-Advisers to manage all or a portion of the Sub-Advised Series' assets; and (c) implement procedures reasonably designed to ensure that the Sub-Advisers comply with a Sub-Advised Series' investment objectives, policies and restrictions. Subject to review by the

Board, the Adviser will (a) when appropriate, allocate and reallocate the Sub-Advised Series'

assets among multiple Sub-Advisers; and (b) monitor and evaluate the performance of

Sub-Advisers.

4.   A Sub-Advised Series will not make any Ineligible Sub-Adviser Changes without

the approval of the shareholders of the applicable Sub-Advised Series.

5.   A Sub-Advised Series will inform shareholders (or, if the Sub-Advised Series

serves as a funding medium for any sub-account of a registered separate account, the Adviser

will inform the unitholders of the sub-account) of the hiring of a new Sub-Adviser within 90

days after the hiring of the new Sub-Adviser pursuant to the Notice and Access Procedures.

6.   At all times, at least a majority of the Board will be Independent Trustees, and the

selection and nomination of new or additional Independent Trustees will be placed within the

discretion of the then-existing Independent Trustees.

7.   Independent Legal Counsel, as defined in rule 0-1(a)(6) under the Act, will

continue to be engaged to represent the Independent Trustees. The selection of such counsel will

be within the discretion of the then-existing Independent Trustees.

8.   The Adviser will provide the Board, no less frequently than quarterly, with

information about the profitability of the Adviser on a per Sub-Advised Series basis. The

information will reflect the impact on profitability of the hiring or termination of any sub-adviser

during the applicable quarter.

9.   Whenever a sub-adviser is hired or terminated, the Adviser will provide the Board

with information showing the expected impact on the profitability of the Adviser.

10.   Whenever a sub-adviser change is proposed for a Sub-Advised Series with an

Affiliated Sub-Adviser or a Wholly-Owned Sub-Adviser, the Board, including a majority of the

Independent Trustees, will make a separate finding, reflected in the Trust's Board minutes, that such change is in the best interests of the Sub-Advised Series and its shareholders and does not involve a conflict of interest from which the Adviser or the Affiliated Sub-Adviser or Wholly-Owned Sub-Adviser derives an inappropriate advantage.

11.   No trustee or officer of the Trust or of a Sub-Advised Series or any partner, director, manager or officer of the Adviser will own directly or indirectly (other than through a pooled investment vehicle that is not controlled by such person) any interest in a Sub-Adviser except for: (a) ownership of interests in the Adviser or any entity that controls, is controlled by, or is under common control with the Adviser; or (b) ownership of less than 1% of the outstanding securities of any class of equity or debt of a publicly traded company that is either a Sub-Adviser or an entity that controls, is controlled by, or is under common control with a Sub-Adviser.

12.   Each Sub-Advised Series will disclose the Aggregate Fee Disclosure in its registration statement.

13.   In the event the Commission adopts a rule under the Act providing substantially similar relief to that in the order requested in the application, the requested order will expire on the effective date of that rule.

14.   For Sub-Advised Series that pay fees to a Sub-Adviser directly from fund assets, any changes to a Sub-Advisory Agreement that would result in an increase in the total

management and advisory fees payable by a Sub-Advised Series will be required to be approved by the shareholders of the Sub-Advised Series.

For the Commission, by the Division of Investment Management, under delegated authority.

Kevin M. O'Neill
Deputy Secretary